

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35536

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MACK INVESTMENT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1939 WAUKEGAN RD., SUITE 300
(No. and Street)

GLENVIEW (City) IL (State) 60025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN W. MACK (847) 657-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FROST, RUTTENBERG & ROTHBLATT, P.C.
(Name – *if individual, state last, first, middle name*)

111 PFINGSTEN ROAD, SUITE 300 (Address) DEERFIELD (City) IL (State) 60015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

SEC Mail Processing Section
SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2009
Washington, DC
BRANCH OF REGISTRATIONS AND EXAMINATIONS
110
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN W. MACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MACK INVESTMENT SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



OFFICIAL SEAL
MELISSA L O'HARA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/12/11

Signature

Title President

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Financial Statements,
Supplementary Information and
Auditor's Report

December 31, 2008

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
December 31, 2008

Table of Contents



Focus. Dedication. Relationships.

CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

To the Board of Directors
Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.

Independent Auditor's Report

We have audited the accompanying combined statement of financial condition of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. (collectively, the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1924. This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined statement of financial condition referred to above presents fairly, in all material respects, the combined financial position of Mack Investment Securities, Inc. and Mack Investment Insurance Brokerage, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Frost, Ruttenberg & Rothblatt, P.C.

February 5, 2009
Deerfield, Illinois

Frost, Ruttenberg & Rothblatt, P.C.

Corporate Headquarters 111 Pfingsten Road, Suite 300 • Deerfield, IL 60015 • 847-236-1111
Chicago One N. LaSalle Street, Suite 1500 • Chicago, IL 60602 • 312-263-4455
www.frronline.com

DFK INTERNATIONAL

Financial Statements

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Combined Statement of Financial Condition
December 31, 2008

Assets		
Cash and Cash Equivalents	$	126,413
Commissions and Advisory Fees Receivable		160,911
Receivable from and Deposit with Clearing Broker		43,235
Securities Owned		7,613
Other Assets		3,708
Property and Equipment (Net of Accumulated Depreciation of $313,112)		23,495
Total Assets	**$**	**365,375**

Liabilities and Stockholder's Equity		
Liabilities		
Commissions Payable	$	89,901
Accounts Payable and Accrued Expenses		7,754
Total Liabilities		**97,655**
Stockholder's Equity		**267,720**
Total Liabilities and Stockholder's Equity	**$**	**365,375**

The accompanying Notes are an integral part of the Financial Statements.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2008

Note (1) Summary of Significant Accounting Policies

A. Business

Mack Investment Securities, Inc. ("MIS"), an Illinois corporation, was incorporated on January 16, 1986. MIS is a broker-dealer registered with the Securities and Exchange Commission, and is also a registered investment advisor. MIS provides brokerage services to retail customers. As an investment advisor, MIS provides investment management services to individuals, trusts, retirement plans and corporations. Mack Investment Insurance Brokerage, Inc. ("MII") is a registered insurance agency that sells variable life and fixed annuities. MIS and MII are licensed to do business in most states in the United States of America.

These combined entities are referred to as the "Company." The accompanying combined financial statements reflect the accounts of MIS and MII, which are under common ownership and management. All significant intercompany transactions have been eliminated in combination.

B. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

C. Commissions and Advisory Fees Receivable and Payable

Commissions and Advisory Fees Receivable represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

D. Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the following estimated useful lives:

	Amount	Years
Vehicles	$ 41,000	5
Furniture and Equipment	295,607	7-10
Subtotal	336,607	
Less: Accumulated Depreciation	(313,112)	
Total	**$ 23,495**	

Note (1) Summary of Significant Accounting Policies - Continued

E. Income Taxes

The stockholder of the Company has elected to be taxed as a small business corporation under Internal Revenue Service Regulations; therefore, no provision for federal or state corporate income taxes is necessary. The income or loss is separately reportable on the individual income tax returns of the stockholder for federal and state income tax purposes. The Company is responsible for state replacement taxes.

The Company evaluates uncertain tax positions at least annually, and applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies" ("SFAS 5") to determine whether the recording or a liability of additional financial statement note disclosure is necessary.

F. Securities Transactions

Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred. Securities owned are carried at market value with the resulting unrealized gains and losses reflected in income.

G. Cash Balances in Excess of Insured Limits

The Company maintains balances of cash and investments that may exceed insured limits. The Company has not incurred any losses as a result of these limits.

H. Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the combined financial statements.

Note (2) Revenue Recognition

Securities and insurance transactions and the related commission revenues and expenses are recorded on trade-date. Advisory fees are recognized as earned and are based primarily on assets managed.

Note (3) Net Capital Requirement

MIS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, MIS is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $50,000, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day-to-day, but at December 31, 2008, MIS had net capital and minimum net capital requirements of approximately $173,751 and $50,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

Note (4) Leases

The Company leases office space under an operating lease that expires in June 2009. At December 31, 2008, the minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, will be $23,530.

The Company's rent expense for the year ended December 31, 2008 was $46,564.

In addition, the Company subleases a portion of its office space on a month-to-month basis. Receipts under the subleases totaled $10,217 for the year ended December 31, 2008.

Note (5) Off-Balance Sheet Risk

Securities transactions of customers are introduced to and cleared through MIS's clearing broker. Under the terms of its clearing agreement, MIS is required to guarantee the performance of its customers in meeting contract obligations. In conjunction with the clearing broker, MIS seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

Amounts receivable from and on deposit with the clearing broker represent a concentration of credit risk. MIS does not anticipate nonperformance by customers or its clearing broker. In addition, MIS has a policy of reviewing, as considered necessary, the credit worthiness of the clearing broker with which it conducts business.

Note (6) Employee Benefit Plan

The Company maintains a profit sharing plan with a 401(k) provision covering all eligible employees. The Company contributes a percentage of salaries, matches participant contributions, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company incurred expense of $18,990 related to this plan during the year ended December 31, 2008.

Mack Investment Securities, Inc. and
Mack Investment Insurance Brokerage, Inc.
Notes to the Combined Financial Statements
December 31, 2008

Note (7) Recent Accounting Pronouncements

During July 2006, the Financial Accounting Standards Board ("FASB") issued interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". The provision of FIN 48 were scheduled to be effective for nonpublic entities for fiscal years beginning after December 15, 2007, but during January 2009, FASB issued FASB Staff Position FIN 48-3 allowing certain nonpublic entities to elect to defer the effective date of FIN 48 until fiscal years beginning on or after December 15, 2008. In accordance with the provisions of FASB Staff Position FIN 48-3, the Company has elected to defer the adoption of FIN 48 until its fiscal year beginning January 1, 2009. The Company does not believe that the adoption of FIN 48 will have a material effect on its results of operations, financial position and cash flows.